RECEIVED SEP 03 2002 SEC MAIL PROCESSING SECTION 165 WASH. D.C.

SECURITI[...] 02021696 [...]MISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 | |
| Estimated average burden hours per response . . . 12.00 | |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-10048 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Doft & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 19 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Alan Doft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doft & Co., Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by Doft & Co., Inc.

Signature

President

Title

JONATHAN DOFT
Notary Public, State of New York
No. 02DO5050891
Qualified in New York County
Commission Expires 10/23/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DOFT & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2002

(with supplementary report)

**Eisner**

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Doft & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Doft & Co., Inc. as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement enumerated above presents fairly, in all material respects, the financial position of Doft & Co., Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
July 29, 2002

## DOFT & CO., INC.

**Statement of Financial Condition**
**June 30, 2002**

| | |
|---|---|
| **ASSETS** | |
| Securities owned, at market value | $ 25,238,437 |
| Cash | 149,584 |
| Receivable from brokers | 1,184,240 |
| Exchange memberships owned, at cost (market value $2,600,000) | 85,000 |
| Furniture, fixtures and leasehold improvements (net of accumulated depreciation and amortization of $381,516) | 85,033 |
| Taxes refundable | 516,556 |
| Other assets | 228,390 |
| | $ 27,487,240 |
| **LIABILITIES** | |
| Payable to brokers | $ 39,395 |
| Securities sold, but not yet purchased, at market value | 51,183 |
| Accrued expenses and accounts payable | 529,209 |
| | 619,787 |
| Commitments and contingencies | |
| **STOCKHOLDER'S EQUITY** | |
| Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares | 202,000 |
| Common stock without par value; authorized, 1,000 shares; outstanding, 150 shares at stated value | 141,170 |
| Retained earnings | 26,524,283 |
| Total stockholder's equity | 26,867,453 |
| | $ 27,487,240 |

*See notes to statement of financial condition*

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Doft & Co., Inc. (the "Company") is registered as a broker-dealer which clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions are recorded on a trade date basis.

[2] Marketable securities owned and securities sold, but not yet purchased are valued at market.

[3] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[4] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE B - STOCKHOLDER'S EQUITY

The preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of the New York Stock Exchange, Inc., at $1,000 a share. Common stock and preferred stock have the same dividend rights and dividends are paid only if and when declared by the Board of Directors.

## NOTE C - INCOME TAXES

At June 30, 2002, the Company has a deferred tax asset of approximately $470,000, principally relating to unrealized losses on securities transactions, deferred rentals and charitable contributions carryover. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization is uncertain.

## NOTE D - EMPLOYEES' PROFIT-SHARING AND RETIREMENT PLANS

The Company maintains a profit-sharing plan and a defined contribution pension plan covering certain employees with at least one year's service. Contributions to the profit-sharing plan are at the discretion of the Company's Board of Directors and contributions to the defined contribution pension plan are equal to 10% of the eligible participants' annual compensation, as defined.

## NOTE E - COMMITMENTS AND CONTINGENCIES

**Lease:**

The Company leases office space pursuant to a 10 year lease agreement with an option to renew for an additional 5 years. The lease, which commenced on November 1, 1997, provided for free rent for the first 9 months of the lease period. For financial statement purposes, rent expense will be recognized based upon the total rentals on a straight-line basis over the life of the lease.

As of June 30, 2002, the Company provided a letter of credit in the amount of approximately $75,000 pursuant to the terms of the lease. The letter of credit is collateralized by a Treasury bill, which matures on August 29, 2002 and is valued at approximately $83,000 as of June 30, 2002. Minimum annual rental payments for the lease are as follows:

| Year Ending June 30, | |
|---|---|
| 2003 | $ 216,000 |
| 2004 | 220,000 |
| 2005 | 220,000 |
| 2006 | 220,000 |
| 2007 | 220,000 |
| Thereafter | 74,000 |
| | $ 1,170,000 |

**Litigation:**

The Company is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

**Financial instruments with off-balance sheet risk and concentration of credit risk:**

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation at the June 30, 2002 market value of the related securities. The Company will incur a loss if the market price of the securities increases subsequent to June 30, 2002.

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Substantially all of the Company's cash and securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

## NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At June 30, 2002, the Company had a net capital ratio of .02 to 1 and its net capital was approximately $24,619,000 compared to the minimum requirement of $100,000.

**Eisner**

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Doft & Co., Inc.
New York, New York

In planning and performing our audit of the statement of financial condition of Doft & Co., Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**Eisner**

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
July 29, 2002